Notice of Availability of Proxy Materials for

METALLA ROYALTY & STREAMING LTD.
Annual General Meeting

Meeting Date and Time: Tuesday, June 24, 2025 at 10:00 a.m. (Pacific Time)

Location: Suite 2700 - 1133 Melville Street, Vancouver, British Columbia, V6E 4E5

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

www.metallaroyalty.com

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 10, 2025 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via https://odysseytrust.com/ca-en/help/ or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1. Number of Directors - Particulars of Matters to be Acted Upon - Set Number of Directors to be Elected

2. Election of Directors - Particulars of Matters to be Acted Upon - Election of Directors

3. Appointment of Auditors - Particulars of Matters to be Acted Upon - Appointment and Remuneration of an Auditor

4. Share Compensation Plan - Particulars of Matters to be Acted Upon - Approval of Current Share Compensation Plan

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 a.m. (Pacific Time) on Friday, June 20, 2025.

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.